EXHIBIT 2.8
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                                    AGREEMENT

THIS AGREEMENT made this 21st day of February 2004 by and between Sunshine 511 Holdings located at 101 North Clematis St., Ste. 511, West Palm Beach, Florida, Tax id # 05-0601712 and ZAP located at 501 4th Street, Santa Rosa, California.

In consideration of the mutual covenants contained herein, it is agreed by and between the parties as follows:

1a. ZAP shall pay Sunshine 511 Holdings a sum of 2,000,000 B-2 Restricted Warrants and 1,000,000 K-2 Restricted Warrants for any services provided, including, but not limited to, stock promotion and investor relation services for a period of 1 (one) year from the date of this agreement. The value of services will total around $2,000,000.

1b. It is understood that the underlying stock is restricted under Rule 144 guidelines.

The actions to be taken by the parties hereto to close the transaction as provided shall take place on or before April 21, 2004 at the office of ZAP at 501 Fourth Street, Santa Rosa, CA 95401 hereinafter referred to as the ("Closing Date").

This Agreement shall be governed in all respects by the laws of the State of California.

IN WITNESS WHEREOF, the parties hereto have set their hands and seals, the date and place first above written.

Dated: April 21, 2004

/s/ Evan Rapoport                                 /s/ Renay Cude
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Evan Rapoport for                                 Renay Cude for ZAP
Sunshine 511 Holdings